Exhibit 99.1

Borr Drilling Limited – Sale of rigs

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) has entered into an agreement to sell its cold stacked jack-up drilling rig “Atla” to an independent operator. The completion of the sale is expected in the fourth quarter 2020. Together with the previously announced sale of the standard jack-up drilling rig “Eir”, which has been completed in October, the Company will record total cash proceeds of USD 13 million.

With the sale of these jack-ups, Borr Drilling continues to deliver on its fleet strategy of divesting inactive, cold stacked units and focus on the modern and highly efficient core fleet of premium jack-up rigs. Following these rig sales, Borr Drilling will have 28 modern assets built after 2011, and one remaining older cold stacked rig, which is likely to be sold within the fourth quarter.

28 October 2020
Hamilton, Bermuda
Questions should be directed to:
Magnus Vaaler, VP Investor Relations and Treasury
+47 22 48 30 00

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward looking statements:
This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expected”, “likely” and “will” and similar expressions and include statements relating to the completion of the sale of rigs, total cash proceeds and other non-historical matters. Such forward-looking statements are subject to risks, uncertainties and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein and other factors described in the section entitled “Risk Factors” in our regulatory filings and periodical reporting. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.